Exhibit 4(d)

                                  BSI2000, INC.
                               WARRANT CERTIFICATE


            THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE LAWS OF ANY STATE. THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.


                               [800,000] Warrants

      This warrant certificate ("Warrant Certificate") certifies that for value received Pursuit Capital LLC (the "Holder") is the owner of the number of warrants ("Warrants") specified above, each of which entitles the Holder to purchase at any time on or before the Expiration Date (hereinafter defined) one fully paid and non-assessable share of the no par value Common Stock ("Common Stock") of BSI2000, Inc., a Colorado corporation (the "Company"), at a price of $.625 per share.

      1. Exercise Price

      Each Warrant shall entitle the Holder to purchase one share of Common Stock of the Company and the purchase price payable upon the exercise of each warrant shall initially be $.625 per share of Common Stock, subject to adjustment as hereinafter provided (the "Purchase Price"). The Purchase Price and number of shares of Common Stock issuable upon exercise of each Warrant are subject to adjustment as provided under Article 3.

      2. Expiration Date

            2.1 The Warrants are exercisable, at the option of the Holder, at any time after the issuance and on or before the Expiration Date, upon the surrender of this Warrant Certificate to the Company together payment of an amount equal to the Purchase Price times the number of Warrants to be exercised. In the case of exercise of less than all the Warrants represented by this Warrant Certificate, the Company shall cancel the Warrant Certificate and shall issue a new Warrant Certificate for the balance of such Warrants.

            2.2 The term "Expiration Date" shall initially mean 5:00 p.m. Denver time on [January 31, 2003] or if such date shall in the State of Colorado be a holiday or a day on which banks are authorized to close, then 5:00 p.m. Denver time on the next following date which in the State of Colorado is not a holiday or a day on which banks are authorized to close.

      3. Adjustment of Purchase Price and Number of Shares Deliverable

      The number of shares of Common Stock purchasable upon the exercise of each Warrant and the Purchase Price of the Common Stock shall be adjusted on a pro rata basis for all stock dividends, stock distributions, and forward and reverse stock splits.

      4. Effect of Consolidation or Merger

      In the case of the consolidation or merger of the Company with another corporation (other than a consolidation or merger in which the outstanding shares of the Company's Common Stock are not converted into or exchanged for other rights or interests), or in the case of any sale, transfer or other disposition to another corporation of all or substantially all of the assets of the Company, the Holder of each Warrant shall thereafter be entitled to purchase the kind and amount of shares of stock and other securities and property which the Holder would have been entitled to receive had such Warrants been exercised immediately prior to the effective date of such consolidation, merger, sale, transfer or other disposition.

      5. Governing Law

      This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Colorado.

      IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed by its president thereunto duly authorized as of this 5th day of June 2002.

                                            BSI2000, INC.



                                            By: /s/ Jack Harper
                                               ---------------------------------
                                                   Jack Harper, President


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